-------------------------


                           REGENCY CENTERS CORPORATION

                           --------------------------

                               FIRST SUPPLEMENT TO
                                OFFER TO EXCHANGE
                          RELOAD RIGHTS FOR NEW OPTIONS
                             OR STOCK RIGHTS AWARDS

                           ---------------------------






                                 January 5, 2005

      This First Supplement dated January 5, 2005, amends and supplements the Regency Centers Corporation Offer to Exchange Reload Rights for New Options or Stock Rights Awards, dated December 10, 2004 (the "Offer to Exchange"), by amending and supplementing the disclosures in:

                1.         the Summary Term Sheet of the Offer to Exchange

                2.         Section 1 of the Offer to Exchange, entitled
                           "Introduction"

                3. Section 5 of the Offer to Exchange, entitled "Source and Amount of Consideration; Terms of New Options and Stock Award Rights"

                4. Section 10 of the Offer to Exchange, entitled "Conditions of the Offer"

                5. Section 12 of the Offer to Exchange, entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options or Stock Rights Awards"

                6. Section 14 of the Offer to Exchange, entitled "Extension of Offer; Termination and Amendment," and

                7. Section 16 of the Offer to Exchange, entitled "Financial Statements."

                  You should read this First Supplement together with the Offer to Exchange.


Summary Term Sheet
------------------


                  The introductory paragraph and A1, A2 and A9 of the Summary Term Sheet section of the Offer to Exchange are each amended in their entirety to read as follows in order to clarify that (1) Summary Term Sheet contained in the Offer to Exchange describes the material terms of the offer, (2) option holders who participate in the exchange offer keep their existing options but for the reload feature, (3) reload options issued upon exercise of a reload option also contain a reload feature, and (4) explain the meaning of the term "nonqualified option.":


                               "SUMMARY TERM SHEET

                  The following are answers to some of the questions that you may have about this offer to exchange. You should carefully read (1) this entire offer to exchange, (2) the accompanying individualized letter specifying the estimated present value of your reload rights and (3) the election form. This offer is subject to the terms and conditions of these documents, as they may be amended. We have included in this summary references to other sections in this offering document to help you find a more complete description of these topics.

Q1.               What is the reload exchange program?

A1. Regency is offering option holders with reload rights the choice, if you so elect, to exchange your reload rights for either additional stock options or a stock rights award. If you elect to participate in the reload exchange program, you will not forfeit any of your current options, however all of your options will be amended to remove the reload right feature. (See Section 1)

Q2.               How does the reload feature of my options work?

A2.               The reload feature allows you to:

                  o pay the exercise price of your stock options by delivering shares you have owned for at least six months, which we sometimes refer to as "mature shares," that have a market price equal to the exercise price, rather than by paying with cash; and

                  o if the market price per share on the date you exercise your stock options is at least 20% more than the exercise price, receive a new option for the number of shares you used to pay the exercise price and applicable taxes. The new option has the same expiration date as the options you exercised, an exercise price equal to the then market price of the shares and a reload feature.

                  (See Section 2)

                                       ...

Q9. If I elect to participate in the offer and choose to receive new options, what will be the terms of the options?

A9. If you elect to exchange your reload rights for new stock options, you will receive the number of new stock options which is equal to the estimated present value of the reload rights set forth in the individualized letter accompanying this offering document. However, if you exercise any of your outstanding options between the date of this offer and the date we accept your reload rights for exchange, the amount of new options you will receive in exchange for your reload rights will be adjusted appropriately.

                  The new options will:

                  o be nonqualified, therefore requiring you to recognize ordinary income for federal income tax purposes (and allowing us to take a corresponding deduction) upon exercise in the amount of the spread, i.e., the excess of the fair market value of our common stock on the date of exercise over the option exercise price.

                  o        have a ten year term,

                  o        vest 25% per year,

                  o have an exercise price equal to the fair market value of our common stock on the date of the issuance of the new options, and

                  o        not be eligible for dividend equivalent units (DEUs).

                  (See Section 5)"

Introduction
------------

                  In order to clarify that option holders who elect to participate in the exchange will forfeit the reload right feature of their existing options but otherwise will retain their existing options, Section 1 of the Exchange Offer, entitled "Introduction", is amended in its entirety to read as follows:

                  "1.      Introduction.

                  We are offering all employees with outstanding options, with the exception of our CEO, COO and CFO, the option, if they so choose, to exchange all of their reload rights for either additional stock options or stock rights awards on the terms and conditions set forth in this offering document. Only reload rights will be forfeited. All employees participating in the exchange offer will keep their existing options."

Source and Amount of Consideration; Terms of New Options and Stock Rights Awards
--------------------------------------------------------------------------------

                  In order to clarify that options issued upon exercise of a reload option also contain a reload feature, the table contained in the subsection entitled "Comparison of Terms of Reload Options, New Options and Stock Rights Awards" of Section 5 of the Exchange Offer, entitled "Source and Amount of Consideration; Terms of New Options and Stock Rights Awards" is amended in its entirety to read as follows:

                            Reload Options                       New Options                        Stock Rights Awards
                            --------------                       -----------                        -------------------

       Term         Same term as the option that     Term of 10 years from the new                  See "Vesting" below
       ----         was "reloaded"                   option grant date, subject to
                                                     earlier termination after
                                                     termination of employment
                                                     (90 days), death or
                                                     disability (1 year),
                                                     retirement (3 years), or
                                                     termination for cause
                                                     (immediate termination)

---------------------------------------------------------------------------------------------------------------------------------

  Exercise Price    Exercise price equal to the      Exercise price equal to the closing                    N/A
  --------------    closing price of our common      price of our common stock on the
                    stock on the last trading day    last trading day before the new
                    before the reload option grant   option grant date
                    date                             (the grant date will be Monday,
                                                     January 17, 2005, unless we extend
                                                     the offer)

---------------------------------------------------------------------------------------------------------------------------------

     Vesting        100% vested on the date of       Vest 25% per year subject to          Vest 25% per year subject to
     -------        issuance                         continued service with Regency,       continued service with Regency,
                                                     100% if terminated on                 100% if terminated on death,
                                                     death, disability or                  disability or retirement or if
                                                     retirement or if                      terminated without cause within 24
                                                     terminated without cause              months after a change of control
                                                     within 24 months after a
                                                     change of control

---------------------------------------------------------------------------------------------------------------------------------

                            Reload Options                       New Options                        Stock Rights Awards
                            --------------                       -----------                        -------------------


  Reload Feature    Yes, all new options issued                     No                                    N/A
  --------------    upon exercise of a reload
                    option also contain a reload
                    feature

---------------------------------------------------------------------------------------------------------------------------------

Eligible to Earn    To the same extent as the                       No                     Yes, during vesting period, equal to
-----------------   option that was reloaded                                               dividends that would have been paid
      DEUs?                                                                                had the shares been issued, deemed
      ----                                                                                 reinvested in unvested shares each
                                                                                           December 31 prior to vesting of the
                                                                                           related shares

---------------------------------------------------------------------------------------------------------------------------------

Dispute Resolution
------------------

                  In order to clarify that the binding arbitration requirement only pertains to disputes arising out of or relating to an award agreement and that the one year statute of limitations does not apply to claims arising under the federal securities laws, the subsection entitled "Dispute Resolution" of
Section 5 of the Exchange Offer, entitled "Source and Amount of Consideration; Terms of New Options and Stock Rights Awards" is amended in its entirety to read as follows:

                  "Dispute Resolution.

                  Disputes, controversies or claims between Regency and the holder of the new options or stock rights award arising out of or relating to an award agreement will be settled by binding arbitration conducted in Jacksonville, Florida. In addition, arbitration must be initiated within one year after the complaining party first knew of should have known of the facts giving rise to the complaint. These provisions are identical to mandatory arbitration provisions in many award agreements for existing stock options.

                  Claims under federal securities laws may not be subject to mandatory arbitration within such one-year period, as the courts and the Securities and Exchange Commission may deem the attempt to limit judicial remedies to be against public policy and therefore unenforceable."

Conditions of the Offer
-----------------------

                  In order to clarify the circumstances upon which Regency would experience an accounting charge in excess of $6.8 million and therefore would have the right to terminate the offer, the fourth bullet in Section 10 of the Offer to Exchange, entitled "Conditions of the Offer", is amended in its entirety to read as follows:

                  "the consummation of the offer will result in an accounting charge to Regency in excess of $6.8 million, which will depend on the estimated present value of the reload rights exchanged for new awards and our stock price on the date that we grant the new awards. The accounting charge will increase as more reload rights are exchanged and if our stock price increases between now and the date that we grant the new awards. The accounting charge would be more than $6.8 million if all holders of reload rights as of January 5, 2005 elect to participate in the exchange, and (2) our stock price is at least $58 per share on the date that we grant the new awards."


Interests of Directors and Executive Officers
---------------------------------------------

                  Regency executive officers have engaged in transactions involving options with reload rights to purchase our common stock since the date the Offer to Exchange was filed. The following table sets forth the beneficial ownership of each of our executive officers and directors of options with reload rights as of December 31, 2004.

                                              Number of Shares Covered by
                                                Outstanding Options with                   Percentage of Total
        Name and Position (1)                        Reload Rights                         Outstanding Options
        ---------------------                        -------------                         -------------------

         Martin E. Stein, Jr.                           421,035                                  25%
   Chairman of the Board and Chief
        Executive Officer (2)

            Mary Lou Fiala                              161,524                                  10%
  President, Chief Operating Officer
           and Director (2)

           Bruce M. Johnson                             167,654                                  10%
  Managing Director, Chief Financial
       Officer and Director(2)

           Raymond L. Bank                              15,390                                   <1%
             Director (3)

        C. Ronald Blankenship                              0                                      0
             Director (3)

           A. R. Carpenter                              13,125                                   <1%
             Director (3)

          J. Dix Druce, Jr.                             16,777                                   1%
             Director (3)

           Douglas S. Luke                              16,301                                   <1%
             Director (3)

          John C. Schweitzer                            21,920                                   1%
             Director (3)

          Thomas G. Wattles                                0                                      0
             Director (3)

                                              Number of Shares Covered by
                                                Outstanding Options with                   Percentage of Total
        Name and Position (1)                        Reload Rights                         Outstanding Options
        ---------------------                        -------------                         -------------------

           Terry N. Worrell                             14,249                                   <1%
             Director (3)

---------------------------------------
(1) The address of each executive officer and director is c/o Regency Centers Corporation, 121 W. Forsyth Street, Suite 200, Jacksonville, Florida 32202.
(2) Not eligible to elect to receive a stock rights award.
(3) Not eligible to participate in the offer.

                  In addition, except as described below, neither we, nor, to the best of our knowledge, any of our executive officers or directors, nor any affiliates of ours, were engaged in transactions involving options with reload rights to purchase our common stock since December 8, 2004 until and including December 31, 2004:

    Name of Executive                          Number of Options with                            Payment/
  Officer/Director and          Date of       Reload Rights Exercised &                         Transaction
         Position             Transaction      Exercise Price Per Share                           Details
         --------             -----------      ------------------------                           -------
   Martin E. Stein, Jr.         12/09/04      18,907 options
 Chief Executive Officer                      $42.11/share                Surrendered 83,503 shares and received a reload option
                                                                          for 83,503 shares with an exercise price of
                                              78,899 options              $52.80/share
                                              $40.30/share

                                12/14/04      7,813 options
                                              $26.40/share                Surrendered 86,012 shares and received a reload option
                                                                          for 86,012 shares with an exercise price of
                                              90,425 options              $54.05/share
                                              $44.94/share

                                12/31/04      19,565 options              Surrendered 12,377 shares and received a reload option
                                              $23.00/share                for 12,377 shares with an exercise price of
                                                                          $54.52/share

----------------------------------------------------------------------------------------------------------------------------------
      Mary Lou Fiala            12/14/04      5,433 options
 Chief Operating Officer                      $26.40/share                Surrendered 18,875 shares and received a reload option
                                                                          for 18,875 shares with an exercise price of
                                              17,033 options              $54.05/share
                                              $44.94/share

                                12/31/04      12,954 options              Surrendered 8,195 shares and received a reload option
                                              $23.00/share                for 8,195 shares with an exercise price of $54.52/share
----------------------------------------------------------------------------------------------------------------------------------

    Name of Executive                          Number of Options with                            Payment/
  Officer/Director and          Date of       Reload Rights Exercised &                         Transaction
         Position             Transaction      Exercise Price Per Share                           Details
         --------             -----------      ------------------------                           -------
      Bruce Johnson             12/14/04      2,696 options
  Managing Director and                       $26.40/share                Surrendered 32,142 shares and received a reload option
 Chief Financial Officer                                                  for 32,142 shares with an exercise price of
                                              33,959 options              $54.05/share
                                              $44.94/share

                                12/16/04      7,337 options               Surrendered 4,671 shares and received a reload option
                                              $23.00/share                for 4,671 shares with an exercise price of $53.70/share

                                12/31/04      4,056 options               Surrendered 3,578 shares and received a reload option
                                              $44.40/share                for 3,578 shares with an exercise price of $54.52/share
----------------------------------------------------------------------------------------------------------------------------------


Extension of Offer; Termination and Amendment.
---------------------------------------------

                  In order to clarify that Regency will not postpone acceptance and cancellation of reload rights if the conditions set forth in Section 10 of the Exchange Offer have not occurred, the first sentence of the second paragraph contained in Section 14, entitled "Extension of Offer; Termination and Amendment" is deleted in its entirety.

Selected Financial Data
-----------------------

                  The following table supplements the information contained in
Section 16 of the Exchange Offer, entitled "Financial Statements" and sets forth our selected consolidated financial data on a historical basis for the five years ended December 31, 2003 and the nine months ended September 30, 2004 and 2003. This information should be read in conjunction with our consolidated financial statements (including the related notes thereto) and management's discussion and analysis of financial conditions and results of operations, each contained in our annual report on Form 10-K for the year ended December 31, 2003. This selected consolidated financial data as of and for the nine months ended September 30, 2004 and 2003, in our opinion, reflect all adjustments necessary to present fairly the data for such periods. Interim results for the nine months ended September 30, 2004 are not necessarily indicative of results that can be expected in future periods.

                      (in thousands except per share data)

                                                        09/30/2004  09/30/2003    2003       2002      2001       2000        1999
                                                        ----------  ----------    ----       ----      ----       ----        ----
Operating Data:
   Revenues                                          $     285,846    268,333    364,192    340,780   308,433    292,102     250,279
   Operating expenses                                      153,017    137,063    189,850    172,755   159,077    144,855     119,472
   Other expenses (income)                                  43,340     40,993     34,894     62,348    39,908     48,046      41,738
   Minority interests                                       19,031     26,605     32,796     35,736    36,049     34,114      17,551
   Income from continuing operations                        70,458     63,672    106,652     69,941    73,399     65,087      71,518
   Income from discontinued operations                      16,562     12,410     24,137     40,583    27,265     22,524      18,328
   Net income                                               87,020     76,082    130,789    110,524   100,664     87,611      89,846
   Preferred stock dividends                                 4,971      2,757      4,175      2,858     2,965      2,817       2,245
   Net income for common stockholders                       82,049     73,325    126,614    107,666    97,699     84,794      87,601


Income per common share - diluted:
   Income from continuing operations                 $        1.08       1.03       1.72       1.15      1.22       1.10        1.27
   Discontinued operations                           $        0.27       0.21       0.40       0.69      0.47       0.39        0.34
   Net income for common stockholders                $        1.35       1.24       2.12       1.84      1.69       1.49        1.61

Balance Sheet Data:
   Real estate investments before
    accumulated depreciation                         $   3,313,334  3,159,289  3,166,346  3,094,071 3,156,831  2,943,627   2,636,193
   Total assets                                          3,188,920  3,095,637  3,098,229  3,068,928 3,109,314  3,035,144   2,654,936
   Total debt                                            1,479,021  1,477,818  1,452,777  1,333,524 1,396,721  1,307,072   1,011,966
   Total liabilities                                     1,603,187  1,579,192  1,562,530  1,426,349 1,478,811  1,390,796   1,068,806
   Minority interests                                      123,208    267,122    254,721    420,859   411,452    418,933     338,881
   Stockholders' equity                                  1,462,525  1,249,323  1,280,978  1,221,720 1,219,051  1,225,415   1,247,249

Other Information:
   Common dividends declared per share               $        1.59       1.56       2.08       2.04      2.00       1.92        1.84
   Common stock outstanding including convertible
    preferred stock and operating partnership units         63,514     61,042     61,227     61,512    60,645     60,048      60,489
   Combined Basis gross leasable area (GLA)                 30,591     29,933     30,348     29,483    29,089     27,991      24,769
   Combined Basis number of properties owned                   263        262        265        262       272        261         216
   Ratio of earnings to fixed charges                          1.9        1.6        1.9        1.5       1.5        1.4         1.7



                           REGENCY CENTERS CORPORATION
                                 January 5, 2005